www.resverlogix.com

RESVERLOGIX

[redacted]

08006143

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

December 1, 2008

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section

DEC 02 2008

Washington, DC
103

RE: RESVERLOGIX CORP. FILE #35003

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between November 17, 2008 through November 30, 2008 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR – Kelly McNeill
Chief Financial Officer

SUPPL

KM/jch
Enclosures

PROCESSED
DEC 09 2008
THOMSON REUTERS

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Board of Directors Update

<<
Provides shareholders with an update on internal policy and clinical developments
>>

TSX Exchange Symbol: RVX

CALGARY, Nov. 26 /CNW/ - Resverlogix Corp. ("Resverlogix") (TSX:RVX) announced today that the previously announced internal blackout trading restriction of April 21, 2008 has been lifted. All previously announced discussions regarding regional and global partnerships are actively ongoing and should the Board or Management become aware of any new insider information the normal blackout procedures will be reinstated.

Resverlogix is also pleased to announce that the second arm of the previously announced Phase 1b/2a study has been successfully completed and the third arm will commence shortly.

About RVX-208

RVX-208, a first in class novel small molecule therapeutic that facilitates endogenous Apolipoprotein A-I (ApoA-I) production, is positioned to be one of the most promising emerging drugs in the treatment of atherosclerosis and vascular disorders such as Alzheimer's disease, vascular dementia, stroke, and Peripheral Artery Disease (PAD). ApoA-I, the critical cardioprotective protein of high-density lipoprotein (HDL) represent the bodies natural defense system against atherosclerosis by mediating reverse cholesterol transport (RCT), the transport of peripheral cholesterol including that of the vessel wall to the liver for processing. To the Company's knowledge RVX-208 is the only novel small molecule that is specifically designed to increase ApoA-I production and thereby raise Prebeta-HDL levels thus enhancing HDL functionality to augment reverse cholesterol transport (RCT) from vascular beds.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as acute coronary syndrome, diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. The Company's secondary focus is TGF-Beta Shield(TM), a program that aims to address burgeoning grievous diseases, such as cancer and fibrosis. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Sarah Zapotichny, Manager, Investor Relations,

Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email:
Sarah(at)resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 09:20e 26-NOV-08

END